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EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION
COMPANY CONTACTS:
Jay S. Hennick President & CEO (416) 960-9500
John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE REPORTS RECORD FIRST QUARTER RESULTS

  •
  NET EARNINGS FROM CONTINUING OPERATIONS UP 34%

  •
  $0.14 PER SHARE GAIN ON SALE OF LAWN CARE OPERATIONS

  •
  INCREASES FISCAL 2005 OUTLOOK

TORONTO, Canada, July 28, 2004 — FirstService Corporation (Nasdaq: FSRV; TSX: FSV) today reported record results for its first quarter ended June 30, 2004. Net earnings from continuing operations were $7.2 million (all amounts are in US dollars), a 34% increase relative to the same period last year. The Company also reported an after-tax gain of $2.2 million or $0.14 per diluted share on the sale of the assets of Greenspace Services Ltd., its company-owned lawn care operation. Greenspace has been classified as a discontinued operation for comparative purposes.

Revenues for the quarter were $171.0 million, an increase of 15% versus the first quarter of last year. Excluding the impact of acquisitions made during the past twelve months, internal revenue growth for the quarter was 8%. EBITDA for the first quarter was $18.3 million, up 17% relative to the same period a year ago, and operating earnings for the first quarter were $14.4 million, up 21% relative to the same period a year ago. See "Reconciliation of EBITDA to Operating Earnings" below. Diluted net earnings per share from continuing operations for the quarter were $0.48, up 26%, from $0.38 a year ago.

FirstService Corporation is a North American leader in the rapidly growing service sector, providing services to commercial and residential customers in the following four areas: Residential Property Management; Integrated Security Services; Consumer Services; and Business Services, including business process outsourcing and marketing support services.

SEGMENTED QUARTERLY OPERATING RESULTS

Consumer Services revenues were $30.3 million, up 32% relative to the first quarter last year. Internal growth represented 13% of the increase while the balance was from acquisitions completed during the past year. Internal growth was particularly strong at the California Closet Company franchise system and company-owned California Closets "branchise" stores. Consumer Services EBITDA was $7.5 million, an increase of $2.9 million, or 63%, versus the prior year quarter, and EBITDA margins increased to 24.9% from 20.1%.

Integrated Security Services revenues were up 13% to $34.1 million for the quarter. Internal growth contributed a 5% increase and the balance was due to the acquisition of a Florida and Texas-based security systems integrator completed in February 2004. Internal growth was driven by strong systems sales, both in Canada and the United States. Segment EBITDA was $2.6 million, or 7.5% of revenues, versus $2.1 million or 6.9% of revenues in the prior year period, with the improvement in margin primarily the result of a greater proportion of higher margin systems revenues relative to security officer revenues.

Residential Property Management revenues increased to $71.1 million, 15% over the first quarter last year. Internal growth accounted for slightly more than half of the increase, including solid growth in core management revenues, while recent acquisitions represented the balance of revenue growth. EBITDA was $6.6 million, the same amount reported last year. EBITDA growth was hampered by seasonal timing factors that are expected to reverse as the year progresses, as well as the mix of revenues between core management services and other property services.

Business Services revenues were $35.4 million, an increase of 7% versus last year's first quarter, all from internal growth. Revenues were positively impacted by fulfilment contract wins and higher transaction volumes from existing clients, but were offset by the planned decline in school textbook fulfilment volumes at the Dallas branch during the month of June as a result of government education funding cut backs this year. Due to the seasonality of the textbook fulfilment business, the lower revenues impacted EBITDA by $0.6 million. As a result, EBITDA was $3.5 million, or 9.9% of revenues, for the quarter versus $3.8 million or 11.3% of revenues in the prior year period. The Company expects that textbook fulfilment results will be impacted by a similar amount due to the same factors in the second quarter.

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Quarterly corporate costs were $2.0 million, $0.5 million higher than in the prior year, due to Sarbanes-Oxley 404 implementation costs, additional variable compensation expense, and stock option expense.

For a reconciliation of segmented EBITDA to operating earnings, see "Segmented Revenues, EBITDA and Operating Earnings" below.

SALE OF GREENSPACE ASSETS

On April 1, 2004, at the beginning of the quarter, the Company sold the assets of its Greenspace company-owned lawn care operations. A $2.2 million, or $0.14 per diluted share, gain net of income taxes was reported on the sale of these assets. Greenspace's operations were seasonal in nature with operating profits in the first and second fiscal quarters followed by operating losses in the third and fourth quarters. Greenspace contributed diluted net earnings per share of $0.01 for the year ended March 31, 2004.

FINANCIAL OUTLOOK

Based on operating results to date and expectations for the balance of the year, FirstService is updating the outlook previously issued on May 12, 2004.

(in millions of US dollars, except per share amounts)

Year ending March 31, 2005
	Previous	Updated
Revenues	$650.0-$675.0	$660.0-$680.0
EBITDA	60.5-63.0	62.0-64.0
Diluted earnings per share from continuing operations	$1.43-$1.53	$1.45-$1.55

Note: The updated outlook assumes: 1) an average foreign exchange rate of $US0.7500 per $Cdn1.0000 and a 100 basis point increase in average interest rates during fiscal 2005; and 2) no further acquisitions or divestitures completed during the balance of fiscal 2005; acquisitions or divestitures actually completed during the balance of fiscal 2005 may materially impact these amounts. The updated outlook is based on current expectations and is forward-looking. Actual results may differ materially. Please refer to the cautionary language below when considering this information. The Company undertakes no obligation to update this information.

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CONFERENCE CALL

FirstService will be holding a conference call on Wednesday, July 28, 2004 at 11:00 am Eastern Time to discuss results for the first quarter and the outlook for the remainder of fiscal 2005. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / News Releases" section.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

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FIRSTSERVICE CORPORATION

Condensed Consolidated Statements of Earnings

(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended June 30
	2004	2003
Revenues	$170,970	$148,482
Cost of revenues	118,517	102,275
Selling, general and administrative expenses	34,178	30,581
Depreciation and amortization	3,911	3,709

Operating earnings	14,364	11,917
Interest	2,236	2,055

	12,128	9,862
Income taxes	3,513	3,325
Minority interest share of earnings	1,383	1,134

Net earnings from continuing operations	7,232	5,403
Net earnings from discontinued operation, net of income taxes	—	1,009
Gain on sale of discontinued operation, net of income taxes	2,161	—

Net earnings	$9,393	$6,412

Net earnings per share
Basic
Continuing operations	$0.49	$0.38
Discontinued operation	—	0.07
Gain on sale of discontinued operation	0.15	—

	$0.64	$0.45

Diluted
Continuing operations	$0.48	$0.38
Discontinued operation	—	0.07
Gain on sale of discontinued operation	0.14	—

	$0.62	$0.45

Weighted average shares outstanding: (in thousands)
Basic	14,780	14,164
Diluted	15,100	14,270

Reconciliation of EBITDA to Operating Earnings

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended June 30
	2004	2003
EBITDA	$18,275	$15,626
Less: depreciation and amortization	3,911	3,709

Operating earnings	$14,364	$11,917

Condensed Consolidated Balance Sheets

(in thousands of US dollars)
(unaudited)

	June 30 2004	March 31 2004
Assets
Cash and cash equivalents	$17,985	$15,620
Accounts receivable	105,968	97,367
Inventories	17,270	15,229
Prepaids and other current assets	14,281	19,017

Current assets	155,504	147,233
Fixed assets	49,001	49,826
Other assets	12,080	17,198
Goodwill and intangibles	225,213	223,296

Total assets	$441,798	$437,553

Liabilities and shareholders' equity
Accounts payable and other current liabilities	$78,289	$73,130
Unearned revenues	4,439	9,736
Long term debt — current	3,664	3,502

Current liabilities	86,392	86,368
Long term debt less current portion	153,128	160,386
Deferred income taxes	19,524	19,594
Minority interest	17,249	16,104
Shareholders' equity	165,505	155,101

Total liabilities and equity	$441,798	$437,553

Total debt, excluding swaps	$156,792	$157,083

Total debt, net of cash, excluding swaps	138,807	141,463

Condensed Consolidated Statements of Cash Flows

(in thousands of US dollars)
(unaudited)

	Three months ended June 30
	2004	2003
Operating activities
Net earnings	$9,393	$6,412
Less: net earnings from discontinued operation	—	(1,009)
Less: gain on sale of discontinued operation	(2,161)	—
Items not affecting cash:
Depreciation and amortization	3,911	3,709
Deferred income taxes	(612)	471
Minority interest share of earnings	1,383	1,134
Other	83	155
Changes in operating assets and liabilities	(5,505)	881

Net cash provided by operating activities	6,492	11,753

Investing activities
Acquisitions of businesses, net of cash acquired	(6,841)	—
Purchases of fixed assets, net	(4,146)	(3,789)
Other investing activities	1,257	(1,645)

Net cash used in investing	(9,730)	(5,434)

Financing activities
Decrease in long-term debt	(446)	(1,809)
Other financing activities	559	57

Net cash provided by (used in) financing	113	(1,752)

Net cash provided by discontinued operation	4,679	196

Effect of exchange rate changes on cash	811	2,107

Increase in cash and cash equivalents during the period	2,365	6,870
Cash and cash equivalents, beginning of period	15,620	5,378

Cash and cash equivalents, end of period	$17,985	$12,248

Segmented Revenues, EBITDA and Operating Earnings

(in thousands of US dollars)
(unaudited)

Three months ended June 30	Residential Property Management	Integrated Security Services	Consumer Services*	Business Services	Corporate	Consolidated
2004
Revenues	$71,143	$34,125	$30,261	$35,420	$21	$170,970
EBITDA	6,631	2,568	7,521	3,516	(1,961)	18,275
Operating earnings	5,518	2,014	6,849	1,988	(2,005)	14,364
2003
Revenues	$62,121	$30,192	$22,959	$33,120	$90	$148,482
EBITDA	6,632	2,073	4,606	3,754	(1,439)	15,626
Operating earnings	5,502	1,606	4,108	2,177	(1,476)	11,917

* Excludes discontinued Greenspace operations.

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FIRSTSERVICE CORPORATION Condensed Consolidated Statements of Earnings (in thousands of US dollars, except per share amounts) (unaudited)
Condensed Consolidated Balance Sheets (in thousands of US dollars) (unaudited)
Condensed Consolidated Statements of Cash Flows (in thousands of US dollars) (unaudited)
Segmented Revenues, EBITDA and Operating Earnings (in thousands of US dollars) (unaudited)